Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Mountain Province Diamonds files its first quarter results for June 30,
     2008

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     Shares Issued and Outstanding: 59,932,381
     TSX: MPV
     AMEX: MDM
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     TORONTO and NEW YORK, Aug. 15 /CNW/ - Mountain Province Diamonds Inc.
("the Company") (TSX: MPV, AMEX: MDM) announced today that it filed its first quarter results for June 30, 2008 on SEDAR yesterday. The quarter ended in a net loss of $420,398, compared to a net loss of $307,320 in the same quarter of the prior year. The increased loss over the comparative quarter is associated with ongoing costs attributable to increased management and oversight of its investment in the Gahcho Ku Project.
     The interim financial statements for the quarter ended June 30, 2008 include a restatement of the comparative figures in the June 30, 2007 quarter in the Statement of Comprehensive Income to adjust the presentation of the
Company's adoption of CICA Handbook Section 3855, "Financial Instruments -
Recognition and Measurement". Details of this restatement are included in the
Notes to the Financial Statements.
     The Company will refile its September 30, 2007 and December 31, 2007 interim financial statements shortly to restate the September 30, 2007 and
December 31, 2007 Statements of Comprehensive Income to reflect the same presentation adjustment resulting from the Company's adoption of CICA Handbook
Section 3855. The figures presented in the Statement of Comprehensive Income in the audited annual consolidated financial statements of March 31, 2008 included appropriate presentation of the adoption of CICA Handbook Section
3855, and do not require restatement.

     About Mountain Province Diamonds

     Mountain Province Diamonds is one of Canada's premier diamond exploration and development companies. The Company's primary asset is its interest in the
Gahcho Ku Diamond Project. Located in Canada's Northwest Territories, Gahcho
Ku is one of the largest new diamond mines under development globally. The project consists of a cluster of three primary kimberlites (Tuzo, 5034 and
Hearne) with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Ku is currently in the permitting and advanced exploration stage of development.
     Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc. (51 percent) in the Gahcho Ku Project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

     Forward-Looking Statements

     This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

     %CIK: 0001004530

     /For further information: Jennifer Dawson, Chief Financial Officer and
Corporate Secretary, (416) 361-3562/
     (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 12:57e 15-AUG-08